GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	September 30,	December 31,
	2007	2006
		As Amended
		(Note 2)
ASSETS
Current Assets
Cash and cash equivalents	$113,844	$109,236
Restricted cash	—	498
Short-term investments	104,219	123,430
Accounts receivable, net	816,411	460,828
Inventories	1,203,091	820,485
Deferred tax assets	28,058	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	2,570	2,977
Income taxes receivable	23,986	23,623
Other current assets	29,461	17,428

Total Current Assets	2,321,640	1,597,043

Investments in 50% Owned Joint Ventures	159,219	167,466
Property, Plant and Equipment, net	1,964,490	1,119,458
Goodwill	3,019,984	252,599
Intangibles	598,333	9,216
Deferred Financing Costs	49,772	12,029
Deferred Tax Assets	11,794	12,948
Other Assets	20,439	5,629

TOTAL ASSETS	$8,145,671	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$462,706	$317,425
Accrued salaries, wages and employee benefits	175,233	110,237
Accrued interest	22,247	20,909
Income taxes payable	19,058	19,478
Accrued sales, use and property taxes	14,948	8,024
Current portion of long-term environmental reserve	3,129	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	24,806	15,443
Other current liabilities	35,949	19,629
Current portion of long-term borrowings	1,150,123	214

Total Current Liabilities	1,908,199	523,597

Long-term Borrowings, Less Current Portion	3,205,349	431,441
Accrued Benefit Obligations	264,626	238,503
Long-term Environmental Reserve, Less Current Portion	11,987	9,993
Other Liabilities	62,476	38,082
Deferred Tax Liabilities	445,967	53,733
Minority Interest	34,857	27,581

TOTAL LIABILITIES	5,933,461	1,322,930

Contingencies, commitments and guarantees

Shareholders’ Equity
Capital stock	1,020,153	1,016,287
Retained earnings	1,120,444	828,998
Accumulated other comprehensive income	71,613	8,173

TOTAL SHAREHOLDERS’ EQUITY	2,212,210	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,145,671	$3,176,388

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
		As Amended		As Amended
		(Note 2)		(Note 2)
NET SALES	$1,397,176	$1,160,050	$4,071,990	$3,425,070

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,127,924	932,909	3,247,987	2,765,856
Selling and administrative	41,667	39,820	144,478	136,679
Depreciation and amortization	37,926	60,897	95,778	114,067
Other operating (income) expense, net	(2,228)	9,002	(3,484)	8,019

	1,205,289	1,042,628	3,484,759	3,024,621

INCOME FROM OPERATIONS	191,887	117,422	587,231	400,449

INCOME FROM 50% OWNED JOINT VENTURES	10,188	39,641	42,217	103,018

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	202,075	157,063	629,448	503,467

OTHER EXPENSES
Interest, net	18,326	16,147	32,238	36,580
Foreign exchange (gain) loss, net	(3,585)	(2,702)	(7,854)	(891)
Amortization of deferred financing costs	1,800	711	3,176	2,120
Minority interest	4,948	—	14,834	—

	21,489	14,156	42,394	37,809

INCOME BEFORE INCOME TAXES	180,586	142,907	587,054	465,658

INCOME TAX EXPENSE	56,772	51,471	190,577	157,744

NET INCOME	$123,814	$91,436	$396,477	$307,914

EARNINGS PER COMMON SHARE — BASIC	$0.41	$0.30	$1.30	$1.01
EARNINGS PER COMMON SHARE — DILUTED	$0.40	$0.30	$1.29	$1.01
See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)
(Unaudited)

				Accumulated Other
	Number of	Capital	Retained	Comprehensive
	Shares	Stock	Earnings	Income	Total

Balances at December 31, 2005	304,471,493	$1,010,341	$545,789	$33,263	$1,589,393
Net income			307,914		307,914
Foreign exchange				14,515	14,515
Dividends			(85,286)		(85,286)
Employee stock options	789,187	5,108			5,108

Balances at September 30, 2006	305,260,680	$1,015,449	$768,417	$47,778	$1,831,644

				Accumulated Other
	Number of	Capital	Retained	Comprehensive
	Shares	Stock	Earnings	Income	Total

Balances at December 31, 2006	305,376,603	$1,016,287	$828,998	$8,173	$1,853,458
Net income			396,477		396,477
Foreign exchange				63,440	63,440
Adoption of FIN 48			(4,305)		(4,305)
Dividends			(100,726)		(100,726)
Employee stock options	572,413	3,866			3,866

Balances at September 30, 2007	305,949,016	$1,020,153	$1,120,444	$71,613	$2,212,210

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
		As Amended		As Amended
		(Note 2)		(Note 2)
OPERATING ACTIVITIES
Net income	$123,814	$91,436	$396,477	$307,914

Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	4,948	—	14,834	—
Depreciation and amortization	37,926	60,897	95,778	114,067
Amortization of deferred financing costs	1,800	711	3,176	2,120
Write off unamortized fair value market adjustment	—	5,604	—	5,604
Deferred income taxes	(11,247)	2,724	(991)	12,045
Loss (gain) on disposition of property, plant and equipment	2,616	—	2,907	(8,914)
Income from 50% owned joint ventures	(10,188)	(39,641)	(42,217)	(103,018)
Distributions from 50% owned joint ventures	20,424	30,423	52,078	91,576
Melt shop closure expenses	—	9,400	—	9,400
Compensation (benefit) cost from share-based awards	(2,146)	(1,553)	14,859	30,571
Excess tax benefits from share-based payment arrangements	(135)	(320)	(1,124)	(1,461)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	15,021	55,000	(149,247)	(75,916)
Inventories	(13,932)	(37,339)	(23,254)	13,410
Other assets	(30,239)	1,628	(7,396)	633
Liabilities	70,093	(67,514)	52,666	(11,909)

NET CASH PROVIDED BY OPERATING ACTIVITIES	208,755	111,456	408,546	386,122

INVESTING ACTIVITIES
Additions to property, plant and equipment	(40,864)	(60,754)	(133,650)	(148,707)
Proceeds received from the disposition of property, plant and equipment	122	—	1,287	14,110
Acquisitions	(4,248,774)	4,399	(4,253,762)	(110,438)
Opening cash from acquisitions	528,823	—	528,823	22,371
Change in restricted cash	504	(5)	498	(19)
Purchases of short-term investments	(130,581)	(319,135)	(592,239)	(1,209,680)
Sales of short-term investments	153,820	387,000	611,450	1,037,030

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(3,736,950)	11,505	(3,837,593)	(395,333)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	4,051,213	—	4,070,721	—
Payments on term borrowings	(150,072)	(843)	(150,226)	(4,413)
Additions to deferred financing costs	(40,305)	—	(40,826)	(404)
Retirement of bonds	(341,644)	(88,493)	(341,644)	(88,493)
Retirement of convertible debentures	—	(111,990)	—	(111,990)
Cash dividends	(6,109)	(6,099)	(100,726)	(85,286)
Distributions to subsidiary’s minority shareholder	(2,392)	—	(7,557)	—
Proceeds from issuance of employee stock purchases	599	191	1,216	1,028
Excess tax benefits from share-based payment arrangements	135	320	1,124	1,461

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,511,425	(206,914)	3,432,082	(288,097)

Effect of exchange rate changes on cash and cash equivalents	1,009	(2)	1,573	303

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(15,761)	(83,955)	4,608	(297,005)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	129,605	201,209	109,236	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$113,844	$117,254	$113,844	$117,254

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
(Unaudited)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
All intercompany transactions and accounts have been eliminated in consolidation. Certain amounts for prior years have been reclassified to conform to the 2007 presentation.
In the opinion of the Company’s management, the accompanying unaudited interim Condensed Consolidated Financial Statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the Condensed Consolidated Balance Sheet of the Company at September, 30, 2007, its Condensed Consolidated Statements of Earnings for the three and nine months ended September 30, 2007 and 2006, its Condensed Consolidated Statement of Cash Flows for the three and nine months ended September 30, 2007 and 2006 and its Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2006 Consolidated Balance Sheet data was derived from the revised audited comparative consolidated financial statements included in Gerdau Ameristeel’s 2006 Annual Report on Form 40-F/A filed with the U.S. Securities and Exchange Commission (“SEC”) (“2006 Annual Report”) and includes all disclosures required by GAAP. Therefore, these unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included in the 2006 Annual Report.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICES
Business Combinations
         Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require  significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The company utilizes third-party valuation experts to assist in this process. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements.
Accounting for Goodwill and Intangible Assets
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value.  Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset.  Intangible assets are reviewed for impairment annually.
Adoption of New Accounting Pronouncements
On January 1, 2007, the Company adopted retrospectively Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. In accordance with these revised guidelines, the Company now records expenses for planned major maintenance activities and the costs for plant maintenance shutdowns as operating expenses as incurred.

The adjustment for the change in accounting for planned major maintenance activities on the December 31, 2006 Condensed Consolidated Balance Sheet is as follows ($000s):

	As Originally	Impact of
	Reported	Adoption	As Amended
Other current liabilities	$21,723	$(2,094)	$19,629
Total Current Liabilities	525,691	(2,094)	523,597
Deferred Tax Liabilities	52,963	770	53,733
Total Liabilities	1,324,254	(1,324)	1,322,930
Retained earnings	827,674	1,324	828,998
Total Shareholders’ Equity	1,852,134	1,324	1,853,458
Total Liabilities and Shareholders’ Equity	3,176,388	—	3,176,388
The adjustment for the change in accounting for planned major maintenance activities in the Condensed Consolidated Statements of Earnings for the three and nine months ended September 30, 2006, respectively, is as follows ($000s):

	Three Months Ended
	September 30, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adjustment	As Adjusted
Cost of sales	$(925,933)	$(6,976)	$(932,909)
Income from Operations	124,398	(6,976)	117,422
Income Before Other Expenses and Income Taxes	164,039	(6,976)	157,063
Income Before Income Taxes	149,883	(6,976)	142,907
Income Tax Expense	53,898	(2,427)	51,471
Net Income	95,985	(4,549)	91,436
Earnings Per Common Share — Basic	$0.31	$(0.01)	$0.30
Earnings Per Common Share — Diluted	$0.31	$(0.01)	$0.30

	Nine Months Ended
	September 30, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adjustment	As Adjusted
Cost of sales	$(2,763,776)	$(2,080)	$(2,765,856)
Income from Operations	402,529	(2,080)	400,449
Income Before Other Expenses and Income Taxes	505,547	(2,080)	503,467
Income Before Income Taxes	467,738	(2,080)	465,658
Income Tax Expense	158,462	(718)	157,744
Net Income	309,276	(1,362)	307,914
Earnings Per Common Share — Basic	$1.01	$(0.00)	$1.01
Earnings Per Common Share — Diluted	$1.01	$(0.00)	$1.01
As a result of the accounting change, retained earnings as of January 1, 2007 and 2006 increased from $827.7 million and $540.4 million, respectively, as originally reported, to $829.0 million and $545.8 million, respectively.

The adjustment for the change in accounting for planned major maintenance activities in the Condensed Consolidated Statements of Cash Flows, after certain reclassifications, for the three and nine months ended September 30, 2006, respectively, is as follows ($000s):

	Three Months Ended
	September 30, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adjustment	As Adjusted
Net income	$95,985	$(4,549)	$91,436
Deferred income taxes	5,151	(2,427)	2,724
Liabilities	(74,490)	6,976	(67,514)

	Nine Months Ended
	September 30, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adjustment	As Adjusted
Net income	$309,276	$(1,362)	$307,914
Deferred income taxes	12,763	(718)	12,045
Liabilities	(13,989)	2,080	(11,909)
The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded a net decrease to retained earnings of $4.3 million related to the Company’s reliance on Canadian proposed legislation. As of January 1, 2007, the Company had $20.6 million of unrecognized tax benefits, of which $15.0 million would, if recognized, decrease the Company’s effective tax rate. There have been no material changes to these amounts during the nine months ended September 30, 2007. It is reasonably possible that the Canadian legislation will be enacted as currently proposed within the next 12 months. The Company‘s unrecognized tax benefits will decrease by $8.1 million in the period of enactment.
The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of January 1, 2007, the Company had approximately $1.4 million of accrued interest and penalties related to its uncertain tax positions.
The tax years 2003 to 2006 remain open to examinations in the United States and various state taxing jurisdictions. The tax years 2001 to 2006 remain open to examination by the Canadian taxing jurisdictions.
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. The Company is in the process of evaluating the financial impact of adopting SFAS 159.

NOTE 3 – ACQUISITIONS
As part of its growth strategy, Pacific Coast Steel (“PCS”), a majority owned joint venture of the Company, completed two acquisitions during 2007:
On June 17, 2007, the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada, for approximately $8.9 million. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business. As a result of this acquisition, the Company recorded total assets of $6.6 million, goodwill and intangibles of $3.4 million and liabilities of $1.1 million.
On August 27, 2007, the acquisition of D&R Steel, LLC (“D&R”), a reinforcing steel contractor in Glendale, Arizona, for $4.9 million. As a result of this acquisition, the Company recorded total assets of $3.2 million, goodwill and intangibles of $3.0 million and liabilities of $1.3 million.
On September 14, 2007, the Company purchased the assets of Re-Bars Inc. (“Re-bars”), an independent fabricator of concrete reinforcing steel servicing Savannah, Georgia and the surrounding areas, for $2.9 million. As a result of this acquisition, the Company recorded total assets of $1.0 million, goodwill and intangibles of $1.9 million.
On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), broadening the Company’s product portfolio and giving it a wide range of structural steel products. Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company.
The financial statements of the Company include the results of these acquisitions from the date of acquisition.
In accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) the acquisitions of VPI, D&R and Re-bars were immaterial individually and in the aggregate and do not require further disclosure. The following table summarizes the fair value of assets acquired and liabilities assumed for Chaparral at the date of the acquisition September 14, 2007 ($000s):

Current assets	$1,045,273
Property, plant and equipment	753,408
Intangible assets	591,472
Other long-term assets	11,519
Current liabilities	(507,913)
Long-term liabilities	(416,777)

Net fair market value	1,476,982
Goodwill	2,760,548

Total consideration allocated	$4,237,530

The preliminary purchase price allocation to the identifiable intangible assets is as follows ($000):

		Remaining
		Useful life
Customer relationships	$548,000	15 years
Patented technology	29,000	5 years
Internally developed software	1,000	9 years
Order Backlog	13,472	1.5 months

	$591,472

The $2.76 billion of goodwill has been allocated to the steel mills segment (see Note 16). The purchased intangibles and goodwill are not deductible for tax purposes however purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized.
As a result of the transactions closing late in the third quarter of 2007, the Company has not finalized the fair market value appraisal of all assets and liabilities or the total costs of the transaction. As allowed under SFAS 141, the Company has up to one year from the acquisition data to adjust the valuations of goodwill and intangible assets.

The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of each of the periods shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the periods presented, or of results which may occur in the future.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Net Sales	$1,798,151	$1,568,768	$5,380,258	$4,612,836
Net Income	116,290	49,914	408,881	232,830

EARNINGS PER COMMON SHARE - BASIC	$0.38	$0.16	$1.34	$0.76
EARNINGS PER COMMON SHARE - DILUTED	$0.38	$0.16	$1.33	$0.76
The unaudited pro forma information presented above reflects the results of operations for three and nine months ended September 30, 2007 and 2006 as though the acquisition had been completed at the beginning of each period. The fair value adjustment to inventory ($24.1 million net of tax) has been recorded as a reduction of net income in each period.
Due to the difference in fiscal year ends of each company, the pro forma information for the three months ended September 30, 2007 and September 30, 2006 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the three months ended September 30, 2007 and September 30, 2006 and (ii) Chaparral’s consolidated statement of operations for the three months ended August 30, 2007 and August 30, 2006, respectively.
The pro forma information for the nine months ended September 30, 2007 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the nine months ended September 30, 2007 and (ii) Chaparral’s consolidated statement of operations for the nine months ended August 30, 2007, which was prepared by combining Chaparral’s consolidated statement of operations for the three months ended February 28, 2007, the three months ended May 31, 2007 and the three months ended August 31, 2007. The 2006 comparative information was prepared in a similar manner.
NOTE 4 — INVENTORIES
Inventories consist of the following ($000s):

	At September 30,	At December 31,
	2007	2006
Ferrous and non-ferrous scrap	$170,241	$92,107
Work-in-process	171,385	156,407
Finished goods	520,438	347,737
Raw materials (excluding scrap) and operating supplies	341,027	224,234

	$1,203,091	$820,485

NOTE 5 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	At September 30, 2007
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$156,079	$(7,939)	$148,140
Buildings and improvements	275,531	(50,638)	224,893
Machinery and equipment	1,986,376	(653,030)	1,333,346
Construction in progress	252,585	—	252,585
Property, plant and equipment held for sale	5,526	—	5,526

	$2,676,097	$(711,607)	$1,964,490

	At December 31, 2006
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$93,732	$(6,260)	$87,472
Buildings and improvements	199,503	(41,325)	158,178
Machinery and equipment	1,228,398	(544,691)	683,707
Construction in progress	183,710	—	183,710
Property, plant and equipment held for sale	6,391	—	6,391

	$1,711,734	$(592,276)	$1,119,458

NOTE 6 — GOODWILL AND INTANGIBLES
The change in the carrying amount of goodwill for the nine months ended September 30, 2007 is as follows ($000s):

Balance as of December 31, 2006	$252,599
Goodwill acquired during the year	2,767,385

Balance as of September 30, 2007	$3,019,984

Intangible assets are comprised of the following ($000s):

	At September 30,		At December 31,
	2007		2006
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Customers relationships	$551,307	$(2,581)	$2,805	$(63)
Patented technology	29,220	(258)	220	(6)
Internally developed software	1,000	(8)	—	—
Order backlog	14,765	(436)	1,155	(140)
Trade name	3,850	(706)	3,850	(233)
Non-compete agreements	2,692	(512)	1,862	(234)

	$602,834	$(4,501)	$9,892	$(676)

NOTE 7 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in the Condensed Consolidated Statement of Earnings.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. The results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increases the income earned by joint ventures recorded by the Company ($000s):

	September 30,	December 31,
	2007	2006
Balance Sheet
Current assets	$229,029	$208,615
Property, plant and equipment, net	196,130	211,734
Current liabilities	84,341	55,022
Long-term debt	5,862	5,659

	Three Months Ended September 30,
	2007	2006
Statement of Earnings
Sales	$236,707	$279,543
Income from operations	17,408	76,296
Income before income taxes	17,712	76,281
Net income	17,022	75,753

	Nine Months Ended September 30,
	2007	2006
Statement of Earnings
Sales	$720,617	$780,849
Income from operations	76,500	195,690
Income before income taxes	76,225	195,830
Net income	74,088	194,599

NOTE 8 — LONG-TERM DEBT
On September 14, 2007, the Company financed its acquisition of Chaparral Steel Company, in part, by a $1.15 billion Bridge Loan Facility and a $2.75 billion Term Loan Facility. On September 28, 2007, $150.0 million of the Bridge Loan Facility was paid using the Senior Secured Credit Facility.
The Bridge Loan facility matures 90 days from closing of the Chaparral acquisition (with an option to extend for an additional 90 days) and bears interest at Libor plus 0.80% (see Note 17). The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bears interest at Libor plus between 1.00% and 1.25%. The Bridge Loan Facility and the Term Loan Facility are not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities.
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value.  The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method.  The Company can call these senior notes at any time on or after July 15, 2007 at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made.
In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010.  On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased the amount of net intercompany balances that were permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries until July 31, 2007. The lenders concurrently waived a covenant of non-compliance related to these balances. The Company is in compliance with the terms of the amended facility at September 30, 2007.  The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.  At September 30, 2007, $150.0 million was drawn against this facility and based upon available collateral under the terms of the agreement, approximately $432.8 million was available under the Senior Secured Credit Facility, net of $67.2 million of outstanding letters of credit.
The Company had $54.6 million of industrial revenue bonds outstanding at September 30, 2007 and $31.6 million at December 31, 2006. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility.  The industrial revenue bond is for $23.0 million and matures on May 1, 2037.  The interest rate on this bond is 5.3% payable semi-annually.  This bond is secured by a guarantee by the Company.
On September 18, 2007, the Company redeemed the Senior Notes that were acquired as part of the Chaparral acquisition for approximately $341.6 million.
Debt includes the following ($000s):

	September 30,	December 31,
	2007	2006
Bridge Loan Facility, bearing interest of Libor plus 0.80% due December 13, 2007	$1,000,000	$—
Term Loan Facility, bearing interest of Libor plus 1.00% to 1.25% due September 14, 2012	1,750,000	—
Term Loan Facility, bearing interest of Libor plus 1.25% due September 14, 2013	1,000,000	—
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount	400,524	399,638
Senior Secured Credit Facility, bearing interest of 6.129%	150,000	—
Industrial Revenue Bonds, bearing interest of 3.89% to 6.38%, due through May 2037	54,600	31,600
Other, bearing interest of 6.26%, due through October 2010	348	417

	4,355,472	431,655
Less current portion	(1,150,123)	(214)

	$3,205,349	$431,441

The maturities of borrowings for the years ending subsequent to September 30, 2007, are as follows ($000s):

Amount
2007	$1,150,123
2008	136
2009	61
2010	6
2011	1,275,546
2012	1,375,000
Thereafter	554,600

$4,355,472

NOTE 9 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. For the three months ended September 30, 2007 and 2006, the Company and/or certain of its subsidiaries purchased approximately 97,193 tons and 40,295 tons of steel products and raw materials from affiliated companies for $42.3 million and $15.0 million, respectively. For the nine months ended September 30, 2007 and 2006, the Company and/or certain of its subsidiaries purchased approximately 169,833 tons and 110,763 tons of steel products and raw materials from affiliated companies for $72.2 million and $44.8 million, respectively. For the nine months ended September 30, 2007, the Company and/or certain of its subsidiaries sold approximately 10,312 tons of steel products to affiliated companies for $4.8 million. There were no sales of steel products to affiliated companies for the three months ended September 30, 2007 and 2006 and for the nine months ended September 30, 2006. These purchases and sales do not represent a significant percentage of the Company’s total purchases or total sales and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
NOTE 10 — INCOME TAXES
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows ($000s):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Tax provision at Canadian statutory rates	$61,614	$48,748	$200,302	$158,883
Tax exempt income	(7,785)	(6,300)	(19,949)	(18,692)
Effect of different rates in foreign jurisdictions	6,636	5,294	21,662	16,376
Other, net	(3,693)	523	(11,438)	(2,029)
Valuation allowance	—	3,206	—	3,206

Income Tax Expense	$56,772	$51,471	$190,577	$157,744

NOTE 11 — POST RETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.
The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company’s Condensed Consolidated Statements of Earnings ($000s):

	Pension Benefits		Other Benefit Plans
	Three Months Ended		Three Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Components of net periodic benefit cost
Service cost	$6,179	$4,532	$760	$528
Interest cost	8,222	6,795	1,661	1,378
Expected return on plan assets	(8,948)	(6,810)	—	—
Amortization of transition liability	52	47	—	—
Amortization of prior service cost	877	324	(91)	(82)
Recognized actuarial loss	832	837	138	25

Net periodic benefit cost	$7,214	$5,725	$2,468	$1,849

	Pension Benefits		Other Benefit Plans
	Nine Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Components of net periodic benefit cost
Service cost	$17,598	$13,064	$2,131	$1,273
Interest cost	23,451	19,184	4,660	2,832
Expected return on plan assets	(25,598)	(19,108)	—	—
Amortization of transition liability	148	141	—	—
Amortization of prior service cost	2,509	972	(256)	(246)
Recognized actuarial loss	2,379	2,511	387	75

Net periodic benefit cost	$20,487	$16,764	$6,922	$3,934

The Company contributed $28.7 million to its defined benefit pension plans for the nine months ended September 30, 2007. The Company expects to contribute an additional $3.9 million during the remainder of fiscal year 2007.
The Company expects to receive subsidies on prescription drug benefits under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Prescription Drug Act”). The impact of these subsidies has reduced the accumulated other postretirement benefit obligation by $9.8 million. The reduction of net periodic benefit cost was not significant.

NOTE 12 — COMPREHENSIVE INCOME
In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Net income	$123,814	$91,436	$396,477	$307,914
Foreign currency translation adjustment	28,664	32	63,440	14,515

Comprehensive income	$152,478	$91,468	$459,917	$322,429

NOTE 13 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
September 30, 2007
Common	Unlimited	305,949,016	$1,020,153

December 31, 2006
Common	Unlimited	305,376,603	$1,016,287
On March 9, 2007, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.27 per common share. This resulted in a total dividend payment of $88.5 million to shareholders of record at the close of business on February 22, 2007. On June 1, 2007, the Company paid a quarterly cash dividend of $0.02 per common share. This resulted in a dividend payment of $6.1 million to shareholders of record at the close of business on May, 16, 2007. On September 7, 2007, the Company paid a quarterly cash dividend of $0.02 per common share. This resulted in a dividend payment of $6.1 million to shareholders of record at the close of business on August 22, 2007.
Earnings per Share
The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Basic earnings per share:
Basic net earnings	$123,814	$91,436	$396,477	$307,914

Average shares outstanding	305,432,418	304,965,582	305,175,438	304,633,903

Basic net earnings per share	$0.41	$0.30	$1.30	$1.01

Diluted earnings per share:
Diluted net earnings	$123,814	$91,436	$396,477	$307,914

Diluted average shares outstanding:
Average shares outstanding	305,432,418	304,965,582	305,175,438	304,633,903
Dilutive effect of stock options and share units	1,170,328	1,153,494	1,178,934	1,131,429

	306,602,746	306,119,076	306,354,372	305,765,332
Diluted net earnings per share	$0.40	$0.30	$1.29	$1.01
At September 30, 2007, options to purchase 124,000 (501,000 at September 30, 2006) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 14 — STOCK BASED COMPENSATION
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $6.6 million was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. These awards are being accrued over the vesting period. In addition, a grant of SARs of approximately $1.2 million was provided to a participant in 2007 which is being accrued over the four year vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2007:

2007
Risk free interest rate	4.51%
Expected life	6.25 years
Expected volatility	50.50%
Expected dividend yield	4.00%
The grant date fair value of stock options granted during the nine months ended September 30, 2007 was $ 4.08.
During the nine months ended September 30, 2007, the Company recognized $0.8 million of stock compensation costs related to the options issued during 2007. At September 30, 2007, the remaining unrecognized compensation cost related to all unvested options was approximately $1.4 million and the weighted-average period of time over which this cost will be recognized is 3 years.
The following table summarizes stock options outstanding as of September 30, 2007, as well as activity during the nine months then ended:

	Number of	Weighted-Average
	Shares	Exercise Price
Outstanding at December 31, 2006	1,418,511	$5.37
Granted	454,497	10.90
Exercised	(348,894)	3.46
Forfeited	(23,783)	9.55
Expired	(87,500)	20.06

Outstanding at September 30, 2007 (a)	1,412,831	$7.00

Options exercisable	884,097

(a)	At September 30, 2007, the weighted-average remaining contractual life of options outstanding was 5.79 years.
At September 30, 2007, the aggregate intrinsic value of options outstanding and options exercisable were $8.0 million and $7.3 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the nine months ended September 30, 2007 are provided in the following table ($000s):

2007
Proceeds from stock options exercised	$1,216
Tax benefit related to stock options exercised	1,124
Intrinsic value of stock options exercised	2,927
For the nine months ended September 30, 2007 and 2006 the Company recorded $16.0 million and $30.6 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.
NOTE 15 — CONTINGENCIES AND COMMITMENTS
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company was included in this action because the Company allegedly shipped EAF dust to the Pelham site.  In May 2007, the Company paid the EPA $7.25 million to settle the claim.

NOTE 16 — SEGMENT INFORMATION
The Company is organized into two operating segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication, rail road spikes, cold drawn products, super light beam processing, elevator grinding rails, grinding balls, wire mesh and collated nails. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: selling and administrative expenses that may not be directly attributable to either specific segment.
Operational results for the two business segments and other financial data for the three and nine month periods ended September 30 are presented below ($000s):

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Revenue from external customers:
Steel mills	$1,048,701	$922,070	$3,074,141	$2,728,347
Downstream products	348,475	237,980	997,849	696,723

Total	$1,397,176	$1,160,050	$4,071,990	$3,425,070

Inter-company sales:
Steel mills	$188,173	$137,186	$517,109	$369,804
Downstream products	1,327	—	3,639
Corp/eliminations/other	(189,500)	(137,186)	(520,748)	(369,804)

Total	$—	$—	$—	$—

Total sales:
Steel mills	$1,236,874	$1,059,256	$3,591,250	$3,098,151
Downstream products	349,802	237,980	1,001,488	696,723
Corp/eliminations/other	(189,500)	(137,186)	(520,748)	(369,804)

Total	$1,397,176	$1,160,050	$4,071,990	$3,425,070

Income from operations:
Steel mills	$190,344	$107,810	$552,736	$401,661
Downstream products	20,202	15,445	81,381	53,291
Corp/eliminations/other	(18,659)	(5,833)	(46,886)	(54,503)

Total	$191,887	$117,422	$587,231	$400,449

	As of	As of
	September 30, 2007	December 31, 2006
Segment assets:
Steel mills	$7,062,611	$2,131,872
Downstream products	579,101	497,664
Corp/eliminations/other	503,959	546,852

Total	$8,145,671	$3,176,388

NOTE 17 — SUBSEQUENT EVENTS
On November 5, 2007, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable on December 12, 2007 to Shareholders of record at the close of business on November 27, 2007.
On October 1, 2007, the Company acquired Enco Materials Inc., a leader in the commercial materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. Head quartered in Nashville, Tennessee, Enco has eight facilities located in Arkansas, Tennessee, and Georgia.
On November 1, 2007, the Company filed a final short form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission, in connection with an offering in the United States and Canada of 110 million of its common shares. Gerdau S.A., which currently owns approximately 66.5% of the outstanding common shares of the Company, has agreed to purchase approximately 73 million common shares from the Company in the offering. Approximately 37 million common shares will be distributed to the public through an underwriting syndicate. The net proceeds of the offering of approximately $1.3 billion will be used to partially repay the loans incurred by the Company in connection with the acquisition of Chaparral (described in the Note 3 and Note 8). The Company has also granted the underwriters an option to purchase up to an additional 5,535,750 common shares at the public offering price (as adjusted, if applicable, for any dividends declared and payable on the common shares prior to exercise of the option), less underwriting commission within 30 days following the closing of the offering. Gerdau S.A. has agreed to purchase, within two days after the exercise of the overallotment option, a number of additional common shares to maintain its approximate 66.5% ownership interest, at the public offering price (as adjusted, if applicable, for any dividends declared and payable on the Company common shares prior to exercise of the option). The offering is expected to close on November 7, 2007.

NOTE 18 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS – As Revised
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of September 30, 2007 and December 31, 2006 and for the three and nine months ended September 30, 2007 and September 30, 2006 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors and exchange commissions. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries, like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011.
Subsequent to the issuance of its unaudited condensed consolidated financial statements for the interim period ended March 31, 2007, the Company determined that the previously presented condensed consolidating financial data for the three and nine months ended September 30, 2006 did not reflect the investment in subsidiaries of GUSAP, Gerdau Ameristeel Corporation and combined Guarantor Subsidiaries under the equity method of accounting for purposes of the supplemental consolidating financial statements. The current presentation has been revised to reflect all investments in controlled subsidiaries under the equity method of accounting. Net income of the subsidiaries accounted for under the equity method of accounting are therefore reflected in their parent’s investment accounts. The principal elimination entries eliminate investment in subsidiaries and intercompany balances and transactions. Certain amounts previously classified in the investing section of the September 30, 2006 condensed consolidated statement of cash flows have been reclassified to the operating section relating to intercompany balances. In addition, a subsidiary which was a Guarantor Subsidiary was inappropriately classified as a Non-Guarantor Subsidiary. These revisions in presentation did not effect our condensed consolidated financial position or condensed consolidated results of operations, nor did the revisions adversely impact our compliance with debt covenants or ratios.
Set forth below are the revised Condensed Consolidating Statements of Earnings for the three and nine months ended September 30, 2006 and Condensed Consolidating Statement of Cash Flows for the nine months ended September 30, 2006, as well as the corresponding current period information. Additionally, the Condensed Consolidating Statement of Cash Flows for the three months ended September 30, 2007 and 2006 have been presented.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$209	$4,954	$108,089	$592	$—	$113,844
Short-term investments	—	—	104,219	—	—	104,219
Accounts receivable, net	—	79,213	625,567	111,631	—	816,411
Intercompany accounts receivable	—	—	115,342	—	(115,342)	—
Inventories	—	137,470	1,042,422	23,199	—	1,203,091
Deferred tax assets	—	—	28,058	—	—	28,058
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,570	—	2,570
Income taxes receivable	—	—	23,486	500	—	23,986
Other current assets	—	5,558	22,750	1,153	—	29,461

Total Current Assets	209	227,195	2,069,933	139,645	(115,342)	2,321,640

Investments in Subsidiaries	448,195	1,967,733	156,600	—	(2,572,528)	—
Investments in 50% Owned Joint Ventures	—	—	159,219	—	—	159,219
Property, Plant and Equipment	—	258,329	1,693,496	12,665	—	1,964,490
Goodwill	—	—	2,943,367	76,617	—	3,019,984
Intangibles	—	—	590,698	7,635	—	598,333
Deferred Financing Costs	7,689	427	41,637	19	—	49,772
Deferred Tax Asset	—	9,980	1,814	—	—	11,794
Other Assets	—	19	19,468	952	—	20,439

TOTAL ASSETS	$456,093	$2,463,683	$7,676,232	$237,533	$(2,687,870)	$8,145,671

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$55,180	$400,516	$7,010	$—	$462,706
Intercompany accounts payable	1,854	87,830	—	158	(89,842)	—
Accrued salaries, wages and employee benefits	—	11,533	152,973	10,727	—	175,233
Accrued interest	8,754	37	13,456	—	—	22,247
Income taxes payable	74	516	18,468	—	—	19,058
Accrued sales, use and property taxes	—	789	14,159	—	—	14,948
Current portion of long-term environmental reserve	—	—	3,129	—	—	3,129
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	24,806	—	24,806
Other current liabilities	—	3,081	28,736	4,132	—	35,949
Current portion of long-term borrowings	—	118	1,150,005	—	—	1,150,123

Total Current Liabilities	10,682	159,084	1,781,442	46,833	(89,842)	1,908,199

Long-term Borrowings, Less Current Portion	400,524	96	2,804,729	—	—	3,205,349
Related Party Borrowings	—	—	—	25,500	(25,500)	—
Accrued Benefit Obligations	—	84,784	179,842	—	—	264,626
Long-term environmental reserve, Less Current Portion	—	—	11,987	—	—	11,987
Other Liabilities	—	7,509	54,967	—	—	62,476
Deferred Tax Liabilities	—	—	445,967	—	—	445,967
Minority Interest	—	—	—	34,857	—	34,857

TOTAL LIABILITIES	411,206	251,473	5,278,934	107,190	(115,342)	5,933,461

TOTAL SHAREHOLDERS’ EQUITY	44,887	2,212,210	2,397,298	130,343	(2,572,528)	2,212,210

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$456,093	$2,463,683	$7,676,232	$237,533	$(2,687,870)	$8,145,671

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$7,885	$16,025	$85,000	$326	$—	$109,236
Restricted cash	—	—	498	—	—	498
Short-term investments	—	—	123,430	—	—	123,430
Accounts receivable, net	—	45,089	328,381	87,358	—	460,828
Intercompany accounts receivable	—	—	107,435	—	(107,435)	—
Inventories	—	98,581	713,769	8,135	—	820,485
Deferred tax assets	—	—	38,538	—	—	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977
Income Tax Receivable	—	204	22,934	485	—	23,623
Other current assets	14	3,053	13,678	683	—	17,428

Total Current Assets	7,899	162,952	1,433,663	99,964	(107,435)	1,597,043

Investments in Subsidiaries	465,256	1,672,038	156,521	—	(2,293,815)	—
Investments in 50% Owned Joint Ventures	—	—	167,466	—	—	167,466
Property, Plant and Equipment, net	—	223,946	883,903	11,609	—	1,119,458
Goodwill	—	—	181,711	70,888	—	252,599
Intangibles			1,326	7,890		9,216
Deferred Financing Costs	9,210	454	2,342	23	—	12,029
Deferred Tax Asset	—	15,937	(2,989)	—	—	12,948
Other Assets	—	(832)	6,048	413	—	5,629

TOTAL ASSETS	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$36,757	$274,682	$5,986	$—	$317,425
Intercompany accounts payable	4,355	92,894	—	2,436	(99,685)	—
Accrued salaries, wages and employee benefits	—	8,379	91,080	10,778	—	110,237
Accrued interest	19,258	41	1,610	—	—	20,909
Income taxes payable	5	121	19,307	45	—	19,478
Accrued sales, use and property taxes	—	549	7,424	51	—	8,024
Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443
Other current liabilities	—	3,124	14,864	1,641	—	19,629
Current portion of long-term borrowings	—	118	96	—	—	214

Total Current Liabilities	23,618	141,983	421,301	36,380	(99,685)	523,597

Long-term Borrowings, Less Current Portion	399,638	185	31,618	—	—	431,441
Related Party Borrowings	—	—	—	7,750	(7,750)	—
Accrued Benefit Obligations	—	74,602	163,901	—	—	238,503
Long-term environmental reserve, Less Current Portion	—	—	9,993	—	—	9,993
Other Liabilities	—	4,229	33,853	—	—	38,082
Deferred Tax Liabilities	—	38	53,695	—	—	53,733
Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,037	714,361	71,711	(107,435)	1,322,930

TOTAL SHAREHOLDERS’ EQUITY	59,109	1,853,458	2,115,630	119,076	(2,293,815)	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED SEPTEMBER 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$175,766	$1,127,880	$93,530	$—	$1,397,176

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	159,012	891,653	77,259	—	1,127,924
Selling and administrative	—	4,511	33,064	4,092	—	41,667
Depreciation and amortization	—	6,362	30,521	1,043	—	37,926
Other operating expense (income), net	—	1	(1,977)	(252)	—	(2,228)

	—	169,886	953,261	82,142	—	1,205,289

INCOME FROM OPERATIONS	—	5,880	174,619	11,388	—	191,887

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	10,188	—	—	10,188

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	5,880	184,807	11,388	—	202,075

OTHER EXPENSES
Interest, net	10,783	16	7,228	299	—	18,326
Foreign exchange (gain) loss, net	—	(2,221)	(1,385)	21	—	(3,585)
Amortization of deferred financing costs	507	33	1,259	1	—	1,800
Minority interest	—	—	—	4,948	—	4,948

	11,290	(2,172)	7,102	5,269	—	21,489

(LOSS) INCOME BEFORE INCOME TAXES	(11,290)	8,052	177,705	6,119	—	180,586

INCOME TAX EXPENSE	110	(773)	57,427	8	—	56,772

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,400)	8,825	120,278	6,111	—	123,814

EQUITY EARNINGS OF SUBSIDIARIES	10,677	114,989	5,427	—	(131,093)	—

NET (LOSS) INCOME	$(723)	$123,814	$125,705	$6,111	$(131,093)	$123,814

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED SEPTEMBER 30, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
NET SALES	$—	$149,177	$918,494	$92,379	$1,160,050

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	142,111	710,305	80,493	932,909
Selling and administrative	—	4,498	32,662	2,660	39,820
Depreciation and amortization	—	5,293	54,029	1,575	60,897
Other operating (income) expense, net	—	(400)	9,363	39	9,002

	—	151,502	806,359	84,767	1,042,628

INCOME FROM OPERATIONS	—	(2,325)	112,135	7,612	117,422

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	39,641	—	39,641

INCOME BEFORE OTHER EXPENSES & INCOME TAXES	—	(2,325)	151,776	7,612	157,063

OTHER EXPENSES
Interest, net	10,641	6,906	(1,767)	367	16,147
Foreign exchange gain, net	—	(2,544)	(84)	(74)	(2,702)
Amortization of deferred financing costs	531	31	148	1	711

	11,172	4,393	(1,703)	294	14,156

(LOSS) INCOME BEFORE INCOME TAXES	(11,172)	(6,718)	153,479	7,318	142,907

INCOME TAX EXPENSE (BENEFIT)	161	(5,413)	55,736	987	51,471

(LOSS) INCOME BEFORE DIVIDEND INCOME	(11,333)	(1,305)	97,743	6,331	91,436

STOCK DIVIDENDS	(25,810)	(6,756)	32,566	—	—

NET INCOME	$14,477	$5,451	$65,177	$6,331	$91,436

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED SEPTEMBER 30, 2006 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$149,177	$1,011,051	$(178)	$—	$1,160,050

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	142,111	789,049	1,749	—	932,909
Selling and administrative	—	4,498	35,012	310	—	39,820
Depreciation and amortization	—	5,293	55,551	53	—	60,897
Other operating (income) expense, net	—	(400)	9,404	(2)	—	9,002

	—	151,502	889,016	2,110	—	1,042,628

INCOME FROM OPERATIONS	—	(2,325)	122,035	(2,288)	—	117,422

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	39,641	—	—	39,641

INCOME BEFORE OTHER EXPENSES & INCOME TAXES	—	(2,325)	161,676	(2,288)	—	157,063

OTHER EXPENSES
Interest, net	10,641	6,906	(1,444)	44	—	16,147
Foreign exchange gain, net	—	(2,544)	(84)	(74)	—	(2,702)
Amortization of deferred financing costs	531	31	148	1	—	711

	11,172	4,393	(1,380)	(29)	—	14,156

(LOSS) INCOME BEFORE INCOME TAXES	(11,172)	(6,718)	163,056	(2,259)	—	142,907

INCOME TAX EXPENSE (BENEFIT)	161	(5,413)	56,945	(222)	—	51,471

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,333)	(1,305)	106,111	(2,037)	—	91,436

EQUITY EARNINGS OF SUBSIDIARIES	11,633	92,741	(1,364)	—	(103,010)	—

NET INCOME (LOSS)	$300	$91,436	$104,747	$(2,037)	$(103,010)	$91,436

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
NINE MONTHS ENDED SEPTEMBER 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$570,536	$3,263,644	$237,810	$—	$4,071,990

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	489,155	2,569,860	188,972	—	3,247,987
Selling and administrative	—	15,245	117,739	11,494	—	144,478
Depreciation and amortization	—	17,845	75,198	2,735	—	95,778
Other operating income, net	—	(65)	(2,715)	(704)	—	(3,484)

	—	522,180	2,760,082	202,497	—	3,484,759

INCOME FROM OPERATIONS	—	48,356	503,562	35,313	—	587,231

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	42,217	—	—	42,217

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	48,356	545,779	35,313	—	629,448

OTHER EXPENSES
Interest, net	32,290	1,801	(2,519)	666	—	32,238
Foreign exchange (gain) loss, net	—	(3,441)	(4,448)	35	—	(7,854)
Amortization of deferred financing costs	1,521	94	1,557	4	—	3,176
Minority interest	—	—	—	14,834	—	14,834
Other income	(3,521)	—	—	—	3,521	—

	30,290	(1,546)	(5,410)	15,539	3,521	42,394

(LOSS) INCOME BEFORE INCOME TAXES	(30,290)	49,902	551,189	19,774	(3,521)	587,054

INCOME TAX EXPENSE	719	14,502	175,322	34	—	190,577

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(31,009)	35,400	375,867	19,740	(3,521)	396,477

EQUITY EARNINGS OF SUBSIDIARIES	33,790	361,077	21,629	—	(416,496)	—

NET INCOME (LOSS)	$2,781	$396,477	$397,496	$19,740	$(420,017)	$396,477

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
NINE MONTHS ENDED SEPTEMBER 30, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
NET SALES	$—	$502,597	$2,792,598	$129,875	$3,425,070

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	438,535	2,219,787	107,534	2,765,856
Selling and administrative	—	12,912	119,805	3,962	136,679
Depreciation and amortization	—	16,027	96,041	1,999	114,067
Other operating (income) expense, net	—	(5,782)	13,727	74	8,019

	—	461,692	2,449,360	113,569	3,024,621

INCOME FROM OPERATIONS	—	40,905	343,238	16,306	400,449

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	103,018	—	103,018

INCOME BEFORE OTHER EXPENSES & INCOME TAXES	—	40,905	446,256	16,306	503,467

OTHER EXPENSES
Interest, net	31,988	12,657	(8,740)	675	36,580
Foreign exchange (gain) loss, net	—	(913)	49	(27)	(891)
Amortization of deferred financing costs	1,581	92	443	4	2,120

	33,569	11,836	(8,248)	652	37,809

(LOSS) INCOME BEFORE INCOME TAXES & STOCK DIVIDENDS	(33,569)	29,069	454,504	15,654	465,658

INCOME TAX EXPENSE	459	4,583	152,343	359	157,744

(LOSS) INCOME BEFORE DIVIDEND INCOME	(34,028)	24,486	302,161	15,295	307,914

STOCK DIVIDENDS	(46,819)	(20,814)	67,633	—	—

NET INCOME	$12,791	$45,300	$234,528	$15,295	$307,914

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
NINE MONTHS ENDED SEPTEMBER 30, 2006 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$502,597	$2,905,685	$16,788	$—	$3,425,070

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	438,535	2,317,324	9,997	—	2,765,856
Selling and administrative	—	12,912	122,871	896	—	136,679
Depreciation and amortization	—	16,027	97,887	153	—	114,067
Other operating (income) expense, net	—	(5,782)	13,806	(5)	—	8,019

	—	461,692	2,551,888	11,041	—	3,024,621

INCOME FROM OPERATIONS	—	40,905	353,797	5,747	—	400,449

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	103,018	—	—	103,018

INCOME BEFORE OTHER EXPENSES & INCOME TAXES	—	40,905	456,815	5,747	—	503,467

OTHER EXPENSES
Interest, net	31,988	12,657	(8,195)	130	—	36,580
Foreign exchange (gain) loss, net	—	(913)	49	(27)	—	(891)
Amortization of deferred financing costs	1,581	92	443	4	—	2,120

	33,569	11,836	(7,703)	107	—	37,809

(LOSS) INCOME BEFORE INCOME TAXES	(33,569)	29,069	464,518	5,640	—	465,658

INCOME TAX EXPENSE	459	4,583	153,713	(1,011)	—	157,744

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(34,028)	24,486	310,805	6,651	—	307,914

EQUITY EARNINGS OF SUBSIDIARIES	34,865	283,428	8,803	—	(327,096)	—

NET INCOME (LOSS)	$837	$307,914	$319,608	$6,651	$(327,096)	$307,914

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$(723)	$123,814	$125,705	$6,111	$(131,093)	$123,814
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Minority interest	—	—	—	4,948	—	4,948
Depreciation and amortization	—	6,362	30,521	1,043	—	37,926
Amortization of deferred financing costs	507	33	1,259	1	—	1,800
Deferred income taxes	—	58	(11,305)	—	—	(11,247)
Loss (gain) on disposition of property, plant and equipment	—	24	2,591	1	—	2,616
Income from 50% owned joint ventures	—	—	(10,188)	—	—	(10,188)
Distributions from 50% owned joint ventures	—	—	20,424	—	—	20,424
Cash dividends received	23,210	6,765	2,351	—	(32,326)	—
Equity Earnings of subsidiaries	(10,677)	(114,989)	(5,427)	—	131,093	—
Compensation cost from share-based awards	—	(99)	(2,047)	—	—	(2,146)
Excess tax benefits from share-based payment arrangements	—	—	(135)	—	—	(135)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	9,595	13,052	(7,626)	—	15,021
Inventories	—	(4,844)	(3,730)	(5,358)	—	(13,932)
Other assets	1	(852)	(29,655)	267	—	(30,239)
Liabilities	(12,790)	(8,822)	76,153	15,552	—	70,093

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(472)	17,045	209,569	14,939	(32,326)	208,755

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(7,747)	(32,675)	(442)	—	(40,864)
Proceeds received from the disposition of property, plant and equipment	—	—	30	92	—	122
Acquisitions	—	—	(4,241,979)	(6,795)	—	(4,248,774)
Opening cash from acquisitions	—	—	528,823	—	—	528,823
Asset transfer from Non-guarantor to Guarantor	—	—	8,855	(8,855)	—	—
Change in restricted cash	—	—	504	—	—	504
Purchases of short-term investments	—	—	(130,581)	—	—	(130,581)
Sales of short-term investments	—	—	153,820	—	—	153,820

NET CASH USED IN INVESTING ACTIVITIES	—	(7,747)	(3,713,203)	(16,000)	—	(3,736,950)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	4,051,213	—	—	4,051,213
Payments on borrowings	—	(56)	(150,016)	—	—	(150,072)
Additions to deferred financing costs	—	—	(40,305)	—	—	(40,305)
Retirement of bonds	—	—	(341,644)	—	—	(341,644)
Cash dividends	—	(6,109)	(29,975)	(2,351)	32,326	(6,109)
Distributions to subsidiary’s minority shareholder	—	—	—	(2,392)	—	(2,392)
Proceeds from issuance of employee stock purchases	—	599	—	—	—	599
Excess tax benefits from share-based payment arrangements	—	—	135	—	—	135

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(5,566)	3,489,408	(4,743)	32,326	3,511,425

Effect of exchange rate changes on cash and cash equivalents	—	924	47	38	—	1,009

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(472)	4,656	(14,179)	(5,766)	—	(15,761)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	681	298	122,268	6,358	—	129,605

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$209	$4,954	$108,089	$592	$—	$113,844

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$300	$91,436	$104,747	$(2,037)	$(103,010)	$91,436
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	5,293	55,551	53	—	60,897
Amortization of deferred financing costs	531	31	148	1	—	711
Write off unamortized fair value market adjustment	—	5,604	—	—	—	5,604
Deferred income taxes	—	(754)	2,639	839	—	2,724
Income from 50% owned joint ventures	—	—	(39,641)	—	—	(39,641)
Distributions from 50% owned joint ventures	—	—	30,423	—	—	30,423
Cash dividends received	25,810	6,760	—	—	(32,570)	—
Equity Earnings of subsidiaries	(11,633)	(92,741)	1,364	—	103,010	—
Melt shop closure expenses	—	—	9,400	—	—	9,400
Compensation cost from share-based awards	—	(1,394)	(159)	—	—	(1,553)
Excess tax benefits from share-based payment arrangements	—	—	(320)	—	—	(320)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	17,991	36,687	322	—	55,000
Inventories	—	9,865	(46,520)	(684)	—	(37,339)
Other assets	399	(2,410)	5,228	(1,589)	—	1,628
Liabilities	(10,673)	99,605	(160,733)	4,287	—	(67,514)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	4,734	139,286	(1,186)	1,192	(32,570)	111,456

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(16,086)	(44,668)	—	—	(60,754)
Acquisitions	—	—	4,399	—	—	4,399
Change in restricted cash	—	—	(5)	—	—	(5)
Purchases of short-term investments	—	—	(319,135)	—	—	(319,135)
Sales of short-term investments	—	—	387,000	—	—	387,000

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	—	(16,086)	27,591	—	—	11,505

FINANCING ACTIVITIES
Payments on borrowings	3	(32)	(969)	155	—	(843)
Retirement of bonds	—	—	(88,493)	—	—	(88,493)
Retirement of convertible debentures	—	(111,990)	—	—	—	(111,990)
Cash dividends paid	—	(6,099)	(32,570)	—	32,570	(6,099)
Proceeds from issuance of employee stock purchases	—	(837)	1,028	—	—	191
Excess tax benefits from share-based payment arrangements	—	—	320	—	—	320

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3	(118,958)	(120,684)	155	32,570	(206,914)

Effect of exchange rate changes on cash and cash equivalents	—	(2)	—	—	—	(2)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,737	4,240	(94,279)	1,347	—	(83,955)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,217	22,203	175,334	455	—	201,209

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,954	$26,443	$81,055	$1,802	$—	$117,254

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$2,781	$396,477	$397,496	$19,740	$(420,017)	$396,477
Adjustment to reconcile net income to net cash provided by (used in) operating Minority interest	—	—	—	14,834	—	14,834
Depreciation and amortization	—	17,845	75,198	2,735	—	95,778
Amortization of deferred financing costs	1,521	94	1,557	4	—	3,176
Deferred income taxes	—	9,927	(10,918)	—	—	(991)
Loss (gain) on disposition of property, plant and equipment	—	65	2,852	(10)	—	2,907
Income from 50% owned joint ventures	—	—	(42,217)	—	—	(42,217)
Distributions from 50% owned joint ventures	—	—	52,078	—	—	52,078
Cash dividends received	50,368	90,639	12,621	—	(153,628)	—
Equity Earnings of subsidiaries	(33,790)	(361,077)	(21,629)	—	416,496	—
Compensation cost from share-based awards	—	1,442	13,417	—	—	14,859
Excess tax benefits from share-based payment arrangements	—	—	(1,124)	—	—	(1,124)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(23,947)	(106,681)	(18,619)	—	(149,247)
Inventories	—	(20,040)	9,128	(12,342)	—	(23,254)
Other assets	14	(2,693)	(4,621)	(96)	—	(7,396)
Liabilities	(15,570)	(7,635)	45,924	26,426	3,521	52,666

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	5,324	101,097	423,081	32,672	(153,628)	408,546

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(13,927)	(117,689)	(2,034)	—	(133,650)
Proceeds received from the disposition of property, plant and equipment	—	—	1,195	92	—	1,287
Acquisitions	—	—	(4,241,979)	(11,783)	—	(4,253,762)
Opening cash from acquisitions	—	—	528,823	—	—	528,823
Asset transfer from Non-guarantor to Guarantor	—	—	8,855	(8,855)	—	—
Change in restricted cash	—	—	498	—	—	498
Purchases of short-term investments	—	—	(592,239)	—	—	(592,239)
Sales of short-term investments	—	—	611,450	—	—	611,450

NET CASH USED IN INVESTING ACTIVITIES	—	(13,927)	(3,801,086)	(22,580)	—	(3,837,593)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	4,070,721	—	—	4,070,721
Payments on borrowings	—	(126)	(150,100)	—	—	(150,226)
Additions to deferred financing costs	—	—	(40,826)	—	—	(40,826)
Retirement of bonds	—	—	(341,644)	—	—	(341,644)
Cash dividends	(13,000)	(100,726)	(138,277)	(2,351)	153,628	(100,726)
Distributions to subsidiary’s minority shareholder	—	—	—	(7,557)	—	(7,557)
Proceeds from issuance of employee stock purchases	—	1,216	—	—	—	1,216
Excess tax benefits from share-based payment arrangements	—	—	1,124	—	—	1,124

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(13,000)	(99,636)	3,400,998	(9,908)	153,628	3,432,082

Effect of exchange rate changes on cash and cash equivalents	—	1,395	96	82	—	1,573

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,676)	(11,071)	23,089	266	—	4,608

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,885	16,025	85,000	326	—	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$209	$4,954	$108,089	$592	$—	$113,844

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$12,791	$45,300	$234,528	$15,295	$307,914
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	16,027	96,041	1,999	114,067
Amortization of deferred financing costs	1,581	92	443	4	2,120
Write off unamortized fair value market adjustment	—	5,604	—	—	5,604
Deferred income taxes	—	9,719	2,326	—	12,045
Gain on disposition of property, plant and equipment	—	—	(5,020)	(3,894)	(8,914)
Income from joint ventures	—	—	(103,018)	—	(103,018)
Distributions from joint ventures	—	—	91,576	—	91,576
Melt shop closure expenses	—	—	9,400	—	9,400
Compensation cost from share-based awards	—	—	30,571	—	30,571
Excess tax benefits from share-based payment arrangements	—	—	(1,461)	—	(1,461)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	4,332	(130,732)	50,484	(75,916)
Inventories	—	24,682	(73,927)	62,655	13,410
Other assets	—	(1,429)	(485)	2,547	633
Goodwill	—	—	(64,800)	64,800	—
Liabilities	(11,432)	(9,119)	(26,216)	34,858	(11,909)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,940	95,208	59,226	228,748	386,122

INVESTING ACTIVITIES
Investments	—	132,842	10,317	(143,159)	—
Additions to property, plant and equipment	—	(28,264)	(201,101)	80,658	(148,707)
Proceeds received from disposition of property, plant and equipment	—	—	6,705	7,405	14,110
Acquisitions	—	—	(7,692)	(102,746)	(110,438)
Opening cash from acquisitions	—	—	—	22,371	22,371
Change in restricted cash	—	—	(19)	—	(19)
Purchases of short-term investments	—	—	(1,209,680)	—	(1,209,680)
Sales of short-term investments	—	—	1,037,030	—	1,037,030

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	104,578	(364,440)	(135,471)	(395,333)

FINANCING ACTIVITIES
Payments on term loans	—	(87)	(726)	(3,600)	(4,413)
Retirement of Sheffield Steel bonds	—	—	—	(88,493)	(88,493)
Retirement of convertible debentures	—	(111,990)	—	—	(111,990)
Cash dividends	—	(85,286)	—	—	(85,286)
Additions to deferred financing costs	(399)	(5)	—	—	(404)
Proceeds from issuance of employee stock purchases	—	2,489	(1,461)	—	1,028
Excess tax benefits from share-based payment arrangements	—	—	1,461	—	1,461

NET CASH USED IN FINANCING ACTIVITIES	(399)	(194,879)	(726)	(92,093)	(288,097)
	—	—	—	—	—
Effect of exchange rate changes	—	303	—	—	303

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,541	5,210	(305,940)	1,184	(297,005)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,954	$26,443	$81,055	$1,802	$117,254

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$837	$307,914	$319,608	$6,651	$(327,096)	$307,914
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	16,027	97,887	153	—	114,067
Amortization of deferred financing costs	1,581	92	443	4	—	2,120
Write off unamortized fair value market adjustment	—	5,604	—	—	—	5,604
Deferred income taxes	—	9,719	2,326	—	—	12,045
Gain on disposition of property, plant and equipment	—	—	(8,914)	—	—	(8,914)
Income from joint ventures	—	—	(103,018)	—	—	(103,018)
Distributions from joint ventures	—	—	91,576	—	—	91,576
Cash dividends received	46,819	20,279	—	—	(67,098)	—
Equity Earnings of subsidiaries	(34,865)	(283,428)	(8,803)	—	327,096	—
Melt shop closure expenses	—	—	9,400	—	—	9,400
Compensation cost from share-based awards	—	—	30,571	—	—	30,571
Excess tax benefits from share-based payment arrangements	—	—	(1,461)	—	—	(1,461)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	4,332	(79,291)	(957)	—	(75,916)
Inventories	—	24,682	(10,666)	(606)	—	13,410
Other assets	—	(1,429)	1,994	68	—	633
Liabilities	(11,831)	126,747	(122,696)	(4,129)	—	(11,909)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,541	230,539	218,956	1,184	(67,098)	386,122

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(28,264)	(120,443)	—	—	(148,707)
Proceeds received from disposition of property, plant and equipment	—	—	14,110	—	—	14,110
Acquisitions	—	—	(110,438)	—	—	(110,438)
Opening cash from acquisitions	—	—	22,371	—	—	22,371
Change in restricted cash	—	—	(19)	—	—	(19)
Purchases of short-term investments	—	—	(1,209,680)	—	—	(1,209,680)
Sales of short-term investments	—	—	1,037,030	—	—	1,037,030

NET CASH USED IN INVESTING ACTIVITIES	—	(28,264)	(367,069)	—	—	(395,333)

FINANCING ACTIVITIES
Payments on borrowings	—	(87)	(4,326)	—		(4,413)
Retirement of bonds	—	—	(88,493)	—		(88,493)
Retirement of convertible debentures	—	(111,990)	—	—	—	(111,990)
Additions to deferred financing costs	—	(5)	(399)	—	—	(404)
Cash dividends	—	(85,286)	(67,098)	—	67,098	(85,286)
Proceeds from issuance of employee stock purchases	—	—	1,028	—	—	1,028
Excess tax benefits from share-based payment arrangements	—	—	1,461			1,461

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(197,368)	(157,827)	—	67,098	(288,097)

Effect of exchange rate changes	—	303	—	—	—	303

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,541	5,210	(305,940)	1,184	—	(297,005)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	—	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,954	$26,443	$81,055	$1,802	$—	$117,254